September 25, 2018

D. Victor Perlroth, M.D.
Chairman and Chief Executive Officer
Kodiak Sciences Inc.
2631 Hanover Street
Palo Alto, CA 94304

       Re: Kodiak Sciences Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed September 24, 2018
           File No. 333-227237

Dear Dr. Perlroth:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2018 letter.

Correspondence filed on September 14, 2018

March 16, 2018 Valuation, page 4

1. You state on page 5 of your response that in performing a DCF-based valuation of the
       February 2018 convertible notes as of the date of financing, you determined that the cash proceeds from the convertible notes had an implied discount rate of 57.5%, for which you based the 55% discount rate used in determining the valuation of your common stock.
       Please address the following:
         Tell us how you determined the convertible notes had a 57.5% discount rate and why the discount was attributed solely to the issuances of the note,
 D. Victor Perlroth, M.D.
FirstName LastNameD. Victor Perlroth, M.D.
Kodiak Sciences Inc.
Comapany 25, 2018
September NameKodiak Sciences Inc.
September 25, 2018 Page 2
Page 2
FirstName LastName
             Tell us whether or not the notes were to an unrelated party, Confirm that there were no other contemporaneous agreements at or around the time
             of the agreement, and
             Tell us why you believe use of the 55% discount rate is appropriate in determining the valuation of your common stock.
2. You state that under the IPO scenario you used an average of pre-money market capitalization of 35 comparable companies in the preclinical, first, and second stages of development with an IPO date between July 2010 and December 2017. Please address the following:
           Tell us why you believe the 35 companies are comparable to your business and why a smaller sample of companies more similar to your size, stage of development, number of product candidates, and type of product candidates would not provide a more useful comparison,
           Explain why use of the average of pre-money market capitalization for a vast number of companies is appropriate, and
           Tell us why it is appropriate to base your valuation on IPOs that went effective dating back to July 2010.
3. You stated on page 83 of the S-1 filed September 11, 2018 that the fair value of the options granted is recognized over the period during which an optionee is required to provide services. Please tell us what the vesting period is for each option granted.
4. You state on page 4 of your response that for the March 16, 2018 valuation, under the IPO scenario the estimated enterprise value was allocated to the equity and equity-linked securities using a waterfall/common stock equivalent method. This method is otherwise known as the current value method. Explain to us why you believe this method was appropriate when you were considering an IPO and had filed a draft registration statement on February 14, 2018. In addition, the company's methodology discussed on page 4 of the correspondence appears inconsistent with the methodology discussed on page 84 of the
         Form S-1/A filed on September 11, 2018, which states that you determined that a hybrid approach of the OPM and PWERM methods was the most appropriate method for allocating enterprise value to determine the estimated fair value of your common stock.
         Please revise your methodology or tell us why you believe no revision is necessary.
Summary, page 7

5. Based on your disclosure on page 78 of your S-1 filed September 11, 2018, it appears the
         February 2018 convertible notes convert at a discount to the IPO price. In light of the pending registration statement, please address the following:
           Tell us if you intend to record a beneficial conversion feature for the discount, and if not, why,
 D. Victor Perlroth, M.D.
Kodiak Sciences Inc.
September 25, 2018
Page 3

          Provide us the amount, calculation, and timing thereof of any discount to be recorded,
          and
          Tell us your consideration of disclosing the amount in your Form S-1. Amendment No. 2 to Form S-1

Overview, page 1

6. We note the revisions that were made on page 5 in response to comment 1. Please make similar revisions to page 1 where you disclose that you successfully reached the primary safety and tolerability endpoint of the study. Please also clarify whether the Phase 1b study and Phase 2 clinical trials will commence prior to the end of the 12-
      week safety follow-up period.
Ongoing and Planned Clinical Development, page 2

7. We note the disclosure added to page 2 regarding the need for one additional confirmatory study for each of wet AMD and DR/DME prior to approval. Please revise your disclosure to clarify whether these confirmatory studies will be Phase 3 studies, how long each study will take and whether the Phase 2 clinical trials must be successfully completed before such studies can commence. Additionally, revise your chart to ensure that all future trials required prior to seeking FDA approval are depicted in the table, including all phase 3 trials.


       You may contact Mary Mast at (202) 551-3613 or Lisa Vanjoske at (202) 551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Irene Paik at (202) 551-6553 with any other questions.



                                                           Sincerely,
FirstName LastNameD. Victor Perlroth, M.D.
                                                           Division of
Corporation Finance
Comapany NameKodiak Sciences Inc.
                                                           Office of Healthcare
& Insurance
September 25, 2018 Page 3
cc:       Michael Nordtvedt
FirstName LastName